Tempo Offices, Unit B2, 431 Roberts Rd, Subiaco, Western Australia, 6008 Tel: + 618 6313 3975 Fax: + 618 6270 6339 Email: invest@missionnewenergy.com

12 March 2013

Winding up Petition against Mission subsidiary Dismissed with costs

Mission NewEnergy Limited (ASX:MBT) is pleased to announce that the winding up petition against Mission’s wholly owned Malaysian subsidiary, Mission Biofuels Sdn Bhd (“MBSB”), which was filed by KNM Process Systems Sdn Bhd (“KNM”) as announced on the 13 November 2012, has been dismissed by the Malaysian High Court. KNM has been ordered to pay15,000 Malaysian Ringgit (around A$4,600) to MBSB as legal costs.

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Company Contact:

James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com